Pearlman & Pearlman LLC
Charles B. Pearlman Charlie@pearlmanlawgroup.com 954-980-5949	P.O. Box 460266 Fort Lauderdale, Florida 33346	Brian A. Pearlman Brian@pearlmanlawgroup.com 954-632-4564

January 25, 2010

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, DC  20549-4631

Attn:  Edward M. Kelly, Esq., Senior Counsel

Re:

Divine Skin, Inc.

Pre-effective Amendment 2 to Registration Statement on Form S-1

Filed January 14, 2010

File No. 333-163449

Dear Sirs:

On behalf of Divine Skin, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated January 21, 2010. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter. In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

Executive Compensation, page 32

Comment 1.

Please update your executive compensation disclosures to cover the fiscal year ended December 31, 2009.  Please see paragraph 217.11 of our Compliance and Disclosure Interpretations under Regulation S-K.

Response:

The executive compensation disclosures have been updated to cover fiscal year ended December 31, 2009.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

Brian A. Pearlman
FOR THE FIRM

BAP/sm